Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$74	$81
Accounts receivable	2a	379	345
Unbilled revenue	2b	148	164
Energy infrastructure (“EI”) assets - finance leases receivable	3a	58	58
Inventories	4	317	280
Income taxes receivable		8	11
Derivative financial instruments		3	1
Prepayments		68	52
Assets held for sale	5	79	-
Total current assets		1,134	992
Unbilled revenue	2b	1	1
EI assets - finance leases receivable	3a	160	180
Property, plant and equipment ("PP&E")		100	102
EI assets - operating leases	3b	693	686
Lease right-of-use assets		57	61
Deferred tax assets		21	21
Intangible assets		26	29
Goodwill		413	430
Other assets		199	192
Total assets		$2,804	$2,694

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	6	$410	$396
Provisions		24	25
Income taxes payable		76	80
Deferred revenue		398	355
Lease liabilities		22	22
Derivative financial instruments		2	1
Liabilities held for sale	5	20	-
Total current liabilities		952	879
Deferred revenue		14	13
Long-term debt	7	529	582
Lease liabilities		46	50
Deferred tax liabilities		50	51
Other liabilities		43	26
Total liabilities		$1,634	$1,601

Shareholders’ equity
Share capital		$501	$498
Contributed surplus		663	664
Retained earnings		195	130
Accumulated other comprehensive loss		(189)	(199)
Total shareholders’ equity		1,170	1,093
Total liabilities and shareholders’ equity		$2,804	$2,694

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 14 “Guarantees, Commitments, and Contingencies”.

F-1

Interim Condensed Consolidated Statements of Earnings and Comprehensive Income (unaudited)

		Three months ended June 30,		Six months ended June 30,
($ United States millions, except per share amounts)	Notes	2026	2025	2026	2025
Revenue	8	$582	$615	$1,166	$1,167
Cost of goods sold ("COGS")		443	476	882	900
Gross margin		139	139	284	267
Selling, general and administrative expenses ("SG&A")	9	81	61	160	118
Foreign exchange (gain) loss		-	2	(2)	2
Operating income		58	76	126	147
Equity (loss) earnings from associates and joint ventures		(1)	1	-	1
(Loss) on financial instruments		(1)	-	(2)	(2)
Unrealized gain on redemption options		1	15	6	12
Earnings before net finance costs and income taxes (“EBIT”)		57	92	130	158
Net finance costs	11	12	18	22	41
Earnings before income taxes (“EBT”)		45	74	108	117
Current income taxes		15	14	37	36
Deferred income taxes		-	-	(2)	(3)
Income taxes		15	14	35	33
Net earnings		$30	$60	$73	$84

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash- flow hedges, net of income tax expense		1	-	1	-
Unrealized (loss) gain on translation of foreign- denominated debt		-	32	(1)	32
Unrealized gain (loss) on translation of financial statements of foreign operations		3	(23)	10	(18)
Other comprehensive income		4	9	10	14
Total comprehensive income		$34	$69	$83	$98

Earnings per share – basic		$0.25	$0.49	$0.60	$0.68
Earnings per share – diluted		$0.25	$0.49	$0.60	$0.68

Weighted average number of shares outstanding – basic		122,086,713	123,279,297	121,980,970	123,709,917
Weighted average number of shares outstanding – diluted		122,196,008	123,401,390	122,149,018	123,926,989

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended June 30,		Six months ended June 30,
($ United States millions)	Notes	2026	2025	2026	2025
Operating Activities
Net earnings		$30	$60	$73	$84
Adjustments for:
Depreciation and amortization		37	42	74	81
Equity loss (earnings) from associates and joint ventures		1	(1)	-	(1)
Deferred income taxes		-	-	(2)	(3)
Share-based compensation expense	9	19	3	41	-
Loss on financial instruments		1	-	2	2
Unrealized (gain) on redemption options		(1)	(15)	(6)	(12)
		87	89	182	151
Net change in working capital and other	13	2	(93)	(61)	(59)
Cash provided by (used in) operating activities		$89	$(4)	$121	$92

Investing Activities
Additions to:
PP&E		$(4)	$(6)	$(7)	$(8)
EI assets - operating leases	3b	(49)	(28)	(62)	(40)
Proceeds on disposal of:
EI assets - operating leases		2	4	7	13
Net (purchases of) proceeds from financial instruments		(1)	2	(2)	(5)
Net change in working capital associated with investing activities		27	18	20	4
Cash used in investing activities		$(25)	$(10)	$(44)	$(36)

Financing Activities
Net (repayment) proceeds on the revolving credit facility ("RCF")	7	$(20)	$32	$(49)	$(42)
Lease liability principal repayment		(6)	(5)	(12)	(11)
Dividends		(4)	(4)	(8)	(10)
Stock option exercises		-	1	2	1
Shares repurchased - NCIB		-	(14)	-	(14)
Deferred transaction costs		(1)	-	(1)	-
Cash (used in) provided by financing activities		$(31)	$10	$(68)	$(76)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$(1)	$-	$-	$(1)
Increase (decrease) in cash and cash equivalents		32	(4)	9	(21)
Cash and cash equivalents reclassified to assets held for sale	5	(5)	-	(16)	-
Cash and cash equivalents, beginning of period		47	75	81	92
Cash and cash equivalents, end of period		$74	$71	$74	$71

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

				Accumulated other comprehensive losses
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2026	$498	$664	$130	$(198)	$(1)	$1,093
Net earnings	-	-	73	-	-	73
Other comprehensive income	-	-	-	9	1	10
Effect of stock option plans	3	(1)	-	-	-	2
Dividends	-	-	(8)	-	-	(8)
At June 30, 2026	$501	$663	$195	$(189)	$-	$1,170
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	84	-	-	84
Other comprehensive income	-	-	-	14	-	14
Effect of stock option plans	2	(1)	-	-	-	1
Shares repurchased - NCIB	(6)	(8)	-	-	-	(14)
Dividends	-	-	(7)	-	-	(7)
At June 30, 2025	$501	$669	$157	$(200)	$-	$1,127

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on August 5, 2026.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three and six months ended June 30, 2026 and 2025 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2025. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market and ongoing conflict in the Middle East, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates, and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates. The Financial Statements are prepared on a going concern basis under the historical cost basis, with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2025, except for the change as per note 1(c) below.

(c)
Change in Accounting Policies
i.
Amendment to Current Accounting Policies

IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

F-5

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements for financial instruments with contingent cash‑flow features and equity instruments designated at fair value through other comprehensive income. The amendment, effective for annual periods beginning on or after January 1, 2026, was adopted by the Company as of January 1, 2026. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

ii.
Standards Recently Issued, but not yet Effective

IAS 28 Investments in Associates and Joint Ventures

In June 2026, the IASB issued amendments to the fair value option for investments in associates and joint ventures. The amendments clarify which entities are eligible to elect the fair value option for investments in associates and joint ventures instead of applying the equity method of accounting. Specifically, the amendments clarify that entities whose main business activity is investing in particular types of assets may qualify as “similar entities” and therefore be eligible to measure such investments at fair value through profit or loss. The amendment will be effective for years beginning on or after January 1, 2027. This amendment is not expected to have any material impact on the Company's Financial Statements.

Note 2. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	June 30, 2026	December 31, 2025

Trade receivables	$373	$338

Less: allowance for doubtful accounts	(9)	(9)

Trade receivables, net	$364	$329

Other receivables	15	16

Accounts receivable	$379	$345

Aging of trade receivables:

	June 30, 2026	December 31, 2025

Current to 90 days	$291	$280

Over 90 days	82	58

Trade receivables	$373	$338

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Six months ended	Twelve months ended
	June 30, 2026	December 31, 2025
Opening balance	$165	$159
Unbilled revenue recognized	327	818
Amounts billed	(342)	(813)
Assets held for sale	(2)	-
Currency translation effects	1	1
Closing balance	$149	$165

Current unbilled revenue	$148	$164
Non-current unbilled revenue	1	1
Total unbilled revenue	$149	$165

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 3. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS.

(a) EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances; ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Less than one year	$61	$60	$58	$58
Between one and five years	181	201	148	164
Greater than five years	21	29	12	16
	$263	$290	$218	$238
Less: Unearned interest revenue	(50)	(57)	-	-
Add: Unguaranteed residual value	5	5	-	-
Closing balance	$218	$238	$218	$238

	Six months ended	Twelve months ended
	June 30, 2026	December 31, 2025
Opening balance	$238	$238
Additions	-	38
Interest revenue	10	19
Payments (principal and interest)	(31)	(57)
Other	1	-
Closing balance	$218	$238

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At June 30, 2026, the average interest rate was 7.6% per annum (December 31, 2025 – 7.6%). The finance leases receivable at the end of the reporting period were not impaired.

F-7

(b) EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

Changes in the carrying amount of EI assets - operating leases were as follows:

	Six months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2026	$1,105	$27	$1,132
Additions	-	62	62
Reclassification	22	(22)	-
Disposals	(9)	-	(9)
Assets held for sale	(1)	-	(1)
Currency translation effects	6	-	6
June 30, 2026	$1,123	$67	$1,190
Accumulated depreciation
January 1, 2026	$(446)	$-	$(446)
Depreciation charge	(53)	-	(53)
Disposals	6	-	6
Assets held for sale	1	-	1
Currency translation effects	(5)	-	(5)
June 30, 2026	$(497)	$-	$(497)
Net book value – June 30, 2026	$626	$67	$693

	Twelve months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2025	$1,026	$33	$1,059
Additions	-	96	96
Reclassification	100	(102)	(2)
Disposals	(31)	-	(31)
Currency translation effects	10	-	10
December 31, 2025	$1,105	$27	$1,132
Accumulated depreciation
January 1, 2025	$(346)	$-	$(346)
Depreciation charge	(108)	-	(108)
Impairment	(3)	-	(3)
Disposals	20	-	20
Currency translation effects	(9)	-	(9)
December 31, 2025	$(446)	$-	$(446)
Net book value – December 31, 2025	$659	$27	$686

Depreciation of EI assets - operating leases included in COGS for the three and six months ended June 30, 2026 was $27 million and $53 million (June 30, 2025 – $29 million and $55 million).

During the three and six months ended June 30, 2026, the Company recognized $49 million and $97 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (June 30, 2025 – $50 million and $100 million), and $42 million and $82 million of revenue related to its North America (“NAM”) contract compression fleet (June 30, 2025 – $37 million and $74 million).

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Summary of the carrying amount of EI assets - operating leases by reporting segment was as follows:

	June 30, 2026	December 31, 2025
NAM	$340	$310
LATAM	161	166
EH	192	210
EI assets - operating leases	$693	$686

Note 4. Inventories

Inventories consist of the following:

	June 30, 2026	December 31, 2025
Direct materials	$157	$127
Repair and distribution parts	81	91
Work-in-progress	69	48
Equipment	10	14
Total inventories	$317	$280

COGS includes inventories write-downs pertaining to obsolescence and aging, and recoveries of the past write-downs upon disposition The net change in inventory reserves charged to consolidated statement of earnings and included in COGS for the three and six months ended June 30, 2026 was $1 million and less than a million (June 30, 2025 - $1 million and $2 million).

Note 5. Assets and Liabilities Held for Sale

During the year, Enerflex entered into a definitive agreement to divest the majority of its operations in the Asia Pacific ("APAC") region to INNIO Group (“INNIO”). This business which is reported within the Eastern Hemisphere (EH) segment, operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. The APAC region does not represent a significant component of the EH segment and is therefore not presented as a discontinued operation.

Completion of the transaction is subject to standard closing conditions and regulatory approvals and is expected to close during the second half of 2026.

The assets and liabilities of the operations held for sale as at June 30, 2026 were as follows:

June 30, 2026
Cash and Cash equivalents	$16
Accounts receivable	17
Unbilled revenue	2
Inventories	19
Income taxes receivable	1
Property, plant and equipment	1
Lease right-of-use assets	3
Deferred tax assets	2
Goodwill	18
Assets held for sale	$79

Accounts payable and accrued liabilities	$15
Provisions	1
Income taxes payable	1
Deferred revenue	1
Lease liabilities	2
Liabilities held for sale	$20

F-9

Note 6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	June 30, 2026	December 31, 2025

Trade payables and accrued liabilities	$383	$384
Cash-settled share-based payments	27	12
Total accounts payable and accrued liabilities	$410	$396

Note 7. Long-Term Debt

Long-term debt comprised of USD denominated senior unsecured notes (the "2031 Notes") and the three-year secured RCF with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings was as follows:

	Maturity Date	June 30, 2026	December 31, 2025
2031 Notes	January 15, 2031	$400	$400
Drawings on the RCF	June 30, 2029	140	193
		540	593
Deferred transaction costs		(11)	(11)
Long-term debt		$529	$582

Non-current portion of long-term debt		$529	$582
Long-term debt		$529	$582

The 2031 Notes bear interest at 6.875% per annum payable semi-annually in arrears.

During the quarter, Enerflex entered into an agreement to extend the maturity date of its RCF by approximately one year to June 30, 2029, the availability remained unchanged at $800 million, however the RCF limit may now be increased by $200 million at the request of the Company, subject to the lenders’ consent. The maturity date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, counter guarantees, import documentary credits, counter standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at June 30, 2026, the Company utilized $74 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company to request the same forms of credit as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at June 30, 2026, the Company had utilized $24 million of the $70 million available limit.

The weighted average interest rate on the RCF for the six months ended June 30, 2026 was 4.9% (Twelve months ended December 31, 2025 – 5.6%).

At June 30, 2026, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $540 million.

The Company is required to maintain certain covenants on the RCF and the 2031 Notes. As at June 30, 2026, the Company was in compliance with its covenants, as shown below:

		Six months ended June 30
	2026			2025
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1	x	0.2x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	0.8	x	1.3x
Interest coverage ratio[3] – Minimum	2.5x	5.4	x	5.4x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-months EBITDA, as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and 2031 Notes less cash and cash equivalents divided by the trailing 12-months EBITDA, as defined by the Company’s lenders.

\3 Interest coverage ratio is calculated by dividing the trailing 12-months EBITDA by interest expense over the same timeframe, as defined by the Company’s lenders.

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Redemption Options

The 2031 Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the agreement, following certain dates specified. These redemption features constitute an embedded derivative asset that is required to be separated from the 2031 Notes and measured at fair value. The fair value of the redemption options as at June 30, 2026 was $6 million and is included in Other assets on the interim condensed consolidated statement of financial position (December 31, 2025 – nil).

Note 8. Revenue

Revenue by product line was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Energy Infrastructure ("EI")	$148	$147	$297	$300
After-Market Services ("AMS")	134	124	241	244
Engineered Systems ("ES")	300	344	628	623
Total revenue	$582	$615	$1,166	$1,167

Revenue by geographic location, which is based on destination of sale, was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
United States	$294	$277	$612	$523
Canada	56	88	112	164
Argentina	44	46	83	103
Oman	36	31	72	63
Nigeria	29	33	67	61
Mexico	24	18	39	34
Australia	18	17	36	35
Brazil	15	15	34	29
Bahrain	13	14	26	29
Iraq	12	7	18	13
Others	41	69	67	113
Total revenue	$582	$615	$1,166	$1,167

For the six months ended June 30, 2026, the Company had no individual customer which accounted for more than 10% of its revenue (June 30, 2025 – nil).

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at June 30, 2026:

	Less than one year	One to two years	Greater than two years	Total
EI	$393	$289	$511	$1,193
AMS	104	28	59	191
ES	1,202	238	13	1,453
Total	$1,699	$555	$583	$2,837

F-11

Note 9. Selling, General & Administrative Expenses

SG&A expenses comprised of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Core SG&A1	$58	$52	$113	$106
Share-based compensation	19	3	41	-
Depreciation and amortization	3	6	6	12
Bad debt expense	1	-	-	-
Total SG&A	$81	$61	$160	$118

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

Note 10. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in core countries of Argentina, Brazil, and Mexico, and also includes operations within the Andean regions of Bolivia, Colombia, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, and APAC.

Each segment generates revenue from the EI, AMS, and ES product lines.

The accounting policies, determination of reportable operating segments, and allocation of corporate overheads are consistent with those disclosed in Note 3 "Summary of Material Accounting Policies" and Note 24 "Segmented Information" of the Company's annual consolidated financial statements for the year-ended December 31, 2025.

Operating results for the Company’s reportable segments for the three months ended June 30, 2026 were as follows:

	NAM		LATAM		EH		Total
Three months ended June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Segment revenue	$406	$435	$92	$89	$91	$93	$589	$617
Intersegment revenue	(7)	(2)	-	-	-	-	(7)	(2)
Revenue	399	433	92	89	91	93	582	615
EI	42	38	62	69	44	40	148	147
AMS	70	64	19	15	45	45	134	124
ES	287	331	11	5	2	8	300	344
Revenue	399	433	92	89	91	93	582	615
EI	22	21	41	45	26	28	89	94
AMS	58	52	14	11	34	35	106	98
ES	237	273	10	5	1	6	248	284
COGS[1]	317	346	65	61	61	69	443	476
EI	20	17	21	24	18	12	59	53
AMS	12	12	5	4	11	10	28	26
ES	50	58	1	-	1	2	52	60
Gross Margin	82	87	27	28	30	24	139	139
SG&A1	49	35	12	9	20	17	81	61
Foreign exchange (gain) loss	1	2	(1)	(1)	-	1	-	2
Operating income	$32	$50	$16	$20	$10	$6	$58	$76

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended June 30, 2026, the amount of depreciation and amortization in NAM was $16 million (June 30, 2025 – $15 million); LATAM was $9 million (June 30, 2025 – $10 million); and EH was $12 million (June 30, 2025 – $17 million).

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Operating results for the Company’s reportable segments for the six months ended June 30, 2026 were as follows:

	NAM		LATAM		EH		Total
Six months ended June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Segment revenue	$825	$803	$170	$191	$180	$182	$1,175	$1,176
Intersegment revenue	(8)	(8)	-	-	(1)	(1)	(9)	(9)
Revenue	817	795	170	191	179	181	1,166	1,167
EI	82	74	125	143	90	83	297	300
AMS	125	124	32	35	84	85	241	244
ES	610	597	13	13	5	13	628	623
Revenue	817	795	170	191	179	181	1,166	1,167
EI	43	39	80	96	50	55	173	190
AMS	105	104	23	25	65	65	193	194
ES	501	495	12	11	3	10	516	516
COGS[1]	649	638	115	132	118	130	882	900
EI	39	35	45	47	40	28	124	110
AMS	20	20	9	10	19	20	48	50
ES	109	102	1	2	2	3	112	107
Gross Margin	168	157	55	59	61	51	284	267
SG&A1	98	67	23	19	39	32	160	118
FX (gain) loss	-	2	(2)	(1)	-	1	(2)	2
Operating income	$70	$88	$34	$41	$22	$18	$126	$147

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the six months ended June 30, 2026, the amount of depreciation and amortization in NAM was $31 million (June 30, 2025 – $31 million); LATAM was $19 million (June 30, 2025 – $21 million); and EH was $24 million (June 30, 2025 – $29 million).

Note 11. Finance Costs and Income

Net finance costs comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest on debt	$11	$16	$20	$32
Accretion of Notes discount and deferred transaction costs	-	2	1	4
Lease interest expense	1	1	2	2
Other interest expense	-	-	-	5
Total finance costs	$12	$19	$23	$43

Finance Income
Interest income	$-	1	1	2
Net finance costs	$12	$18	$22	$41

Note 12. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, project asset, derivatives, redemption options, accounts payable and accrued liabilities, and long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at June 30, 2026 were designated and valued in the same manner as they were at December 31, 2025. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at June 30, 2026.

The carrying value and estimated fair value of borrowings under the long-term debt as at June 30, 2026, was $529 million and $571 million, respectively (December 31, 2025 – $582 million and $607 million, respectively). The fair value of the 2031 Notes at June 30, 2026, was determined on a discounted cash flow basis with a weighted average discount rate of 6.0% (December 31, 2025 – 6.2%), while the fair value of the RCF approximates the amount outstanding under the RCF.

F-13

The Company’s embedded derivative asset related to its redemption options of its 2031 Notes was measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services; accordingly, the measurement is classified as level 2 within the fair value hierarchy. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at June 30, 2026:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$89	July 2026 - June 2028
Purchase contracts	EUR	$24	July 2026 - February 2028
Sales contracts	USD	$(85)	July 2026 - September 2027

At June 30, 2026, the fair value of derivative financial instruments classified as financial assets was approximately $3 million and as financial liabilities was approximately $2 million (December 31, 2025 – $1 million and $1 million).

Foreign Currency Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar, the Brazilian real, and the Argentine peso (“ARS”).

The types of foreign exchange risk and the Company’s related risk management strategies are as follows:

Transaction Exposure

The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany receivables and payables denominated in the USD. The Canadian operations of the Company sources the majority of its products and major components from the USA; consequently, reported inventory costs and the transaction prices charged to customers for equipment are impacted by the relative strength of the CAD. The Canadian operations also sell compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD, which minimizes the Company’s foreign currency exposure on these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange loss recorded in the consolidated statements of earnings of $1 million on its USD denominated financial instruments.

Translation Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and ARS.

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. During the six months ended June 30, 2026, the Company recognized foreign exchange loss of $1 million on translation of the designated USD borrowings in the Parent Company in other comprehensive income. As at June 30, 2026, $32 million of USD borrowings in the Parent Company was designated as a hedging instrument. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by five percent, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of approximately $2 million, which would be recorded in the consolidated statement of comprehensive income.

F-14 Notes to the Interim Condensed Consolidated Financial Statements

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the expected devaluation of the ARS, caused by high inflation, the Company is at risk of foreign exchange losses on its financial instruments denominated in ARS. During the six months ended June 30, 2026, the Company had foreign exchange gains in Argentina of $1 million. The Company continues to utilize cash management strategies to mitigate foreign exchange losses, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience foreign exchange losses of $1 million on its ARS denominated financial instruments.

Note 13. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended June 30,		Six months ended June 30,
	2026[1]	2025	2026[1]	2025
Accounts receivable	$4	$(37)	$(51)	$(17)
Unbilled revenue	(4)	(11)	14	(17)
EI assets - finance leases receivable	11	8	20	16
Inventories	(36)	(35)	(56)	(46)
Inventories - WIP related to EI assets - finance leases receivable	-	(37)	-	(56)
Income taxes receivable	(4)	(1)	2	(2)
Prepayments	(9)	4	(16)	14
Accounts payable and accrued liabilities and provisions[2]	12	40	(10)	53
Income taxes payable	(15)	(19)	(3)	(25)
Deferred revenue	45	(6)	45	20
Foreign currency and other	(2)	1	(6)	1
Net change in working capital and other	$2	$(93)	$(61)	$(59)

1 Includes working capital changes associated with the APAC divestiture. Refer to Note 5 - "Assets and liabilities held for sale".

2 Change in accounts payable and accrued liabilities and provisions represent only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest paid – long-term borrowings	$4	$29	$7	$33
Interest paid – lease liabilities	1	1	2	2
Total interest paid	$5	$30	$9	$35
Interest received	-	1	1	2

Income taxes paid	33	35	36	63

Note 14. Guarantees, Commitments, and Contingencies

Guarantees

At June 30, 2026, the Company had outstanding letters of credit of $98 million (December 31, 2025 – $103 million). Of the total outstanding letters of credit, $74 million (December 31, 2025 – $77 million) are funded from the RCF and $24 million (December 31, 2025 – $26 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next four years as follows:

2026	$521
2027	357
2028	191
2029	53

F-15

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and that such liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, however the eventual results of outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of the Company’s or its subsidiaries’ outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In accordance with the arbitration timeline, the customer filed its Statement of Reply and Defence to Counterclaim in Q4 2025 to which the Company responded in Q1 2026 by filing its Statement of Rejoinder and Reply to Defence to Counterclaim.

Enerflex disputes the customer’s claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the current stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer’s claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Through the ongoing arbitration proceedings, Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

As at June 30, 2026, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

Note 15. Subsequent Events

Subsequent to June 30, 2026, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on September 2, 2026 to shareholders of record on August 19, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

F-16 Notes to the Interim Condensed Consolidated Financial Statements